UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of November 2018

Commission File Number 000-55246

Sundance Energy Australia Limited

(Translation of registrant’s name into English)

633 17th Street, Suite 1950
Denver, CO 80202

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

Exhibit Number	Description
99.1	ASX Market release, dated November 14, 2018 — Sundance Energy Australia Limited Announces Increase in Borrowing Base to US $122.5 Million

99.2	Press release, dated November 15, 2018 — Sundance Energy Australia Limited Reports Third Quarter 2018 Financial and Operational Results

99.3	Investor presentation, entitled “3Q 2018 Earnings Presentation”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sundance Energy Australia Limited

Date: November 21, 2018	By:	/s/ Cathy L Anderson
	Name:	Cathy L. Anderson
	Title:	Chief Financial Officer